UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

               December 6, 2006

Mr. Konstantin Tsirulmkov, Chief Executive Officer and President
Sunrise Energy Resources, Inc.
551 Fifth Avenue, Suite 2020
New York, NY 10017


      Re:	Sunrise Energy Resources, Inc.
		Registration Statement on Form SB-2
      Filed November 7, 2006
		File No. 333-137360

Dear Mr. Tsirulmkov:

      We have reviewed your response letter and amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2 filed November 7, 2006

General

1. Please update the financial information included in the registration statement to comply with Item 310(g) of Regulation S-B.
Form 10-KSB/A1 For the Fiscal Year Ended December 31, 2005

General

2. Please include page numbers in all subsequent amendments to the Form 10-KSB.

Financial Statements

Consolidated Statements of Cash Flows

3. We note your response to our prior comment 12 in our letter dated
September 28, 2006 in which you explain the origin of certain line items on your statement of cash flows for the year ended December 31,
2004 related to the share exchange transaction between you and TOV Energy-Servicing Company Esko Pivnich (Esko Pivnich). We understand that this transaction did not involve cash, except for the net cash received in the exchange in the amount of $1,942, which would ordinarily be reported as a component of cash flows from investing activities under generally accepted accounting principles.

Please revise your statement of cash flows for the year ended December 31, 2004 to remove all noncash activity related to this transaction to comply with paragraph 32 of SFAS 95. Also include error correction disclosures in the notes to your financial statements, reconciling the as previously reported amounts to the restated amounts for each section, along with a narrative explaining the reasons for the corrections.

Note 3 - Summary of Significant Accounting Policies

Revenue Recognition

4. We note you have revised your document to indicate that you have no proved reserves as defined by Rule 4-10(a) of Regulation S-X. Please expand your disclosure to indicate the revenues you have earned to date are from the sale of oil and gas produced from properties for which proved reserves have not been identified.

Property, Plant and Equipment

5. We have read your response to our prior comment 15 in our letter dated September 28, 2006 in which you explain the nature of the improvement and workover costs you have capitalized. Given that you do not have proved reserves, as defined in Industry Guide 2, it appears that certain costs you have capitalized may need to have been expensed as incurred under generally accepted accounting principles.

Please revisit the costs you have capitalized to date and revise your financial statements to expense all amounts that may not be capitalized until proved reserves have been identified in accordance with the guidance found in paragraphs 16 though 26 of SFAS 19. Please ensure that you include error correction disclosures, including a reconciliation of the as previously reported amounts to the restated amounts, for each period impacted.

6. In addition, we note your disclosure in which you state that you calculate depreciation, depletion and amortization of capitalized costs of oil and gas properties using the unit of production method.
Since you do not report proved reserves, it is unclear to us how you are able to utilize this methodology. Please identify for us the costs you are currently depreciating, depleting and amortizing under the unit of production method and the type of reserves used in the computation.

7. We note you have expanded your disclosure in response to our prior comment 16 in our letter dated September 28, 2006 to indicate that you test long-lived assets for impairment in accordance with SFAS
144. Please also disclose your policy for assessing impairment of capitalized costs related to unproved properties. Please refer to paragraph 28 of SFAS 19 for additional guidance on this matter.

Note 21 - Shareholders` Equity

8. We note your response to our prior comment 17 in our letter dated
September 28, 2006 in which you state that your disclosures within your Statement of Stockholders` Equity are consistent with reverse acquisition accounting. However, based on the information you have provided to date, it still appears that you have not adjusted the stockholders` equity accounts appropriately. Please consider the following information and revise your financial statements accordingly. Please contact us by telephone for further clarification.

* The historical stockholders` equity of Esko Pivnich (accounting acquirer) prior to the merger should be retroactively restated for the equivalent number of shares received in the merger, in addition to giving effect to any difference in the par value of the issuer`s
(Sunrise) and Esko Pivnich`s stock, with an offset to additional paid in capital. Similar retroactive adjustments should be applied to the earliest balance sheet presented.

* The shares issued by Sunrise to effect the merger with Esko Pivnich should be presented separate from other share issuances on the statement of changes in stockholders` equity, which should also reflect the net assets or liabilities acquired, by the accounting acquirer, in the reverse merger transaction. It appears that you have presented all share issuances occurring in 2004 in a single line item.

* The retained earnings (deficit) of Esko Pivnich should be carried forward after the acquisition. Please address the difference indicated in your response, stating that the accumulated deficit of
Sunrise was $50,886, while reporting in your statement of stockholders` equity an adjustment of $66,509 representing the accumulated deficit of Sunrise.

Form 10-QSB for the Interim Period Ended September 30, 2006

Financial Statements, page 3

Note 22 - Shareholders` Equity, page 22

9. In your response to our prior comment 19 in our letter dated September 28, 2006 you state that that a portion of the purchase price to acquire Pari, Ltd. was allocated to drilling rights, and that these drilling rights represent an intangible asset. Generally costs to acquire drilling rights are classified as tangible assets.
Please refer to FASB Staff Position No. FAS 142-2 for guidance on the balance sheet classification and disclosures for drilling and mineral rights of oil and gas producing activities.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations,
page 25

Liquidity and Capital Resources, page 27

10. On page 24 you disclose that under the terms of the agreement with Dutchess Private Equities Fund L.P. you will have access to a $20,000,000 equity line of credit. It appears that you should disclose this potential source of funds within your liquidity and capital resources discussion, qualified as necessary to convey an appropriate level of uncertainty, or disclose why you do not believe this arrangement is pertinent.

Controls and Procedures, page 33

11. Please comply with Item 308(c) of Regulation S-B which requires that you disclose any change in internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. We reissue our prior comment 18 in our letter dated September 28, 2006 for your interim periodic reports filed on Form 10-QSB.




Engineering Comments

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, Page 25

Current Activities, page 25

12. We note your disclosure of "possible gas reserves of approximately 420 BCF" and "possible reserves of approximately 106.2
BCF of gas in the Niklovitsk field located in the Lviv region of Western Ukraine and 4.1 BCF in the Sheremetivsk field." In our prior comment 21 we asked that you "Please amend your document to delete these and any other unproved reserve quantities for which you are unable to show compliance with the provisions in Rule 4-10(a) of Regulation S-X." We repeat our prior comment 21. This also applies to any of your other current documents, e.g. 6-30-06 10-QSB/A, filed
11-7-06. You may contact us for assistance in this or any other matter.

Description of Property, page 39

13. Please amend your document to include the information prescribed by SEC Industry Guide 2, to comply with Instruction 2 to Item
102(a)
of Regulation S-B.


* * * * *
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jenifer Gallagher at (202) 551-3706 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Direct your questions relating to the engineering comments to Ronald
Winfrey, Petroleum Engineer, at (202) 551-3704. Please contact Carmen Moncada-Terry at (202) 551-3687 or, in her absence, the undersigned at (202) 551-3740 with any other questions.

      					Sincerely,



      					H. Roger Schwall
      Assistant Director


cc: 	P. Genuso
Mr. Konstantin Tsirulmkov
Sunrise Energy Resources, Inc.
December 6, 2006
Page 2